File No. 82-763

Date	5 October 2006
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	2 [redacted]

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

SUPPL

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA acquires protective-packaging specialists"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson

Charlotte Lundgren
/ Charlotte Lundgren

Encl.

dw 10/5

PRESS RELEASE

file no 82-165

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com

SCA

SCA acquires protective-packaging specialists

SCA has acquired the remaining 75% of Cool Logistics Ltd, a packaging company focused on protective packaging for transport of temperature-sensitive products, primarily for the pharmaceutical and biotech industries.

The acquisition is in line with SCA Packaging's strategy to focus on segments with a high value content. The acquisition follows SCA's purchase of a 25% shareholding in Cool Logistics last year with an option to acquire the remaining 75%. The total purchase price for the entire company is GBP 7.4m (approximately SEK 103m).

Packaging solutions from Cool Logistics are specially adapted for certain new drugs. These may be produced from proteins that must be stored and transported within a specific temperature range in order not to lose their effectiveness. These packaging solutions are also suitable for other sensitive products such as medical samples and special chemicals. Food and fresh flowers also need to be packed so that the correct temperature is maintained in transit.

Cool Logistics' 2005 sales totalled GBP 5.4m. The company has some 50 employees and is located in Leighton Buzzard, about 80 km north of London.

Stockholm, 5 October 2006

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Communications and Investor Relations

For further information please contact

Pär Altan, Vice President Media Relations, tel +46 8 788 52 37, mobile +46 70 386 52 37

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. SCA creates value through knowledge of the needs of consumers and customers, regional presence and efficient production. Sales are conducted in some 90 countries and production in about 40 countries. Annual net sales exceed SEK 96 billion (EUR 11 billion). SCA had approximately 50,000 employees at the beginning of 2006. SCA shares are traded on the Stockholm, London and New York stock exchanges